Exhibit 99.1

Communication Financière

Paris, le 18 août 2005

ILOG S.A. – Déclaration des transactions sur actions propres

Raison sociale de l'émetteur: ILOG S.A.

au capital de 18 005 407 euros
Immatriculée sous le n° 340 852 458 - R.C.S. de Créteil

Siège social: 9 rue de Verdun, 94250 Gentilly

Déclaration des transactions sur actions propres réalisées du 12 août au 18 août 2005 sur Eurolist d’Euronext Paris

	Nombre de	Prix moyen	Montant
	titres rachetés	pondéré	(en euros)
	(1)	(en euros)
Séance du 12 août 2005	3 660	12,4999	45 749,63
Séance du 15 août 2005	5 300	12,5000	66 250,00
Séance du 16 août 2005	9 646	12,5000	120 575,00
Séance du 17 août 2005	3 546	12,4330	44 087,42
Séance du 18 août 2005	16 081	12,3592	198 748,30
Total	38 233	12,43	475 410,35

     (1) y compris les titres acquis par l’intermédiaire d’un instrument dérivé

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 18,005,407 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares from August 12 to August 18, 2005 on the Eurolist of Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
August 12, 2005	3,660	12.4999	45,749.63
August 15, 2005	5,300	12.5000	66,250.00
August 16, 2005	9,646	12.5000	120,575.00
August 17, 2005	3,546	12.4330	44,087.42
August 18, 2005	16,081	12.3592	198,748.30
Total	38,233	12.43	475,410.35

     (1) including shares purchased through derivative financial instrument